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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. _____)*

                            Lifeline Systems, Inc.
- - --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.02 Par Value
- - --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 532192  10  1
           ---------------------------------------------------------
                                (CUSIP Number)

  Ms. Kathleen A. Barry, Lifeline Systems, Inc., 640 Memorial Drive, Cambridge,
  Massachusetts 02139  (617) 679-1000
- - --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 11, 1994
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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- - -----------------------                                  ---------------------
 CUSIP NO. 532192 10 1            SCHEDULE 13D             PAGE 2 OF 8 PAGES
- - -----------------------                                  ---------------------

- - ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ronald Feinstein
- - ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- - ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- - ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

- - ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                            [_]


- - ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

- - ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            333,534 (beneficial interest disclaimed in 16,000)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             338,308 (beneficial interest disclaimed in 16,000)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0

- - ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      322,308

- - ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [X]


- - ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%

- - ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

- - ------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 7 pages

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                                  SCHEDULE 13D


Item 1.   Security and Issuer
          -------------------

          Common Stock, $.02 par value per share ("Common Stock"), of Lifeline Systems, Inc. (the "Company"), 640 Memorial Drive, Cambridge, Massachusetts 02139

Item 2.   Identity and Background
          -----------------------

          (a)  Ronald Feinstein
          (b)  c/o Lifeline Systems, Inc., 640 Memorial Drive,
               Cambridge, Massachusetts 02139
          (c)  President and Chief Executive Officer of the
               Company, 640 Memorial Drive, Cambridge,
               Massachusetts 02139
          (d)  None
          (e)  None
          (f)  U.S.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Mr. Feinstein became the beneficial owner (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of over 5% of the Common Stock upon the grant by the Company to Mr. Feinstein, on February 11, 1994, at no cost to Mr. Feinstein, of a fully-vested option to purchase 40,000 shares of Common Stock.

Item 4.   Purpose of Transaction
          ----------------------

          Mr. Feinstein was granted the options described in Item 3 above pursuant to the Company's 1994 Stock Option Plan. Mr. Feinstein may in the future exercise some or all of the options held by him, purchase Common Stock on the open market or otherwise, or dispose of Common Stock on the open market or otherwise, subject to a number of factors, including, among others, market conditions and the market price of the Common Stock, the condition of the Company, the availability of funds and the availability of other business opportunities.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) As of February 11, 1994, the date of the event which required the filing of this statement, Mr. Feinstein beneficially owned 305,790 shares of Common Stock, except as this amount may be limited by the explanations contained in the following paragraphs:

               1. 289,790 shares are owned directly by Mr. Feinstein. Includes 108,501 shares that Mr. Feinstein has the right to acquire within sixty days after February 11, 1994. Also includes 2,506 shares which Mr. Feinstein beneficially owns through his interest in the Company's Employees' Savings and Investment Plan (the "401(k) Plan"), as to which shares Mr. Feinstein possesses sole dispositive power but possesses no voting power.

               2. 16,000 shares are held by Mr. Feinstein's children. Mr. Feinstein has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

               Item 5(c) below describes the acquisitions of Common Stock by Mr. Feinstein subsequent to February 11, 1994.

          (b)  See Item 5(a) above.

          (c) This Item 5(c) describes the acquisitions of Common Stock by Mr. Feinstein between the date sixty days prior to February 11, 1994 and the date of the filing of this statement:

               On August 27, 1994, options to purchase 30,000 shares of Common Stock became vested under an option granted by the Company to Mr. Feinstein on August 27, 1992. Mr. Feinstein became the beneficial owner of 2,211, 57 and 1,092 shares of Common Stock though purchases of Common Stock by the 401(k) Plan on June 30, 1994 at prices ranging from $3.83 to $4.375 per share, on March 31, 1994 at prices ranging from $4.375 to $4.625 per share and on December 31, 1993 at prices ranging from $3.75 to $4.75 per share, respectively (as to which shares Mr. Feinstein possesses sole dispositive power but possesses no voting power). On April 29, 1994, Mr. Feinstein purchased 250 shares of Common

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               Stock under the Company's Employee Stock Purchase Plan at a price of $3.83 per share. As described in Item 3 above, Mr. Feinstein received on February 11, 1994 a fully-vested option to purchase 40,000 shares of Common Stock.

          (d) Mr. Feinstein's children own 16,000 shares of Common Stock and have the right to receive any dividends that may be declared and any proceeds from the sale of such shares.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
          --------------------------------------------------------

          Pursuant to the terms of an employment agreement, as amended, effective as of August 27, 1992, Ronald Feinstein became the Executive Vice President and Chief Operating Officer of the Company on October 1, 1992, and the President and Chief Executive Officer on January 1, 1993. Pursuant to the terms of Mr. Feinstein's agreement, on September 1, 1992, the Company sold to Mr. Feinstein 83,333 shares of the Company's Common Stock at a price of $3.00 per share (which represented the fair market value of the Common Stock on August 27,
          1992) for an aggregate price of $250,000. The Company loaned $250,000 to Mr. Feinstein for seven years at an annual interest rate of 5.98% pursuant to the terms of a promissory note (the "Note") which is secured by the Common Stock that Mr. Feinstein purchased. Furthermore, on February 11, 1994, Mr. Feinstein received, subject to the approval by the stockholders of the Company's 1994 Stock Option Plan, a nonstatutory fully-vested option under such plan to purchase 40,000 shares of Common Stock at an exercise price of $5.00 per share (which represented the fair market value on the date of grant). The Note will accelerate and become immediately due and payable on the twentieth business day following a determination (the "Determination Date") by the Chief Financial Officer of the Company, with the approval of the Chairman of the Stock Option Plans Committee, that the value of such option exceeds (i) the sum of $450,000 plus (ii) the federal and state taxes in effect on the Determination Date applicable to long-term capital gain, determined as if 40,000 shares, with a total cost of $200,000, were sold on the Determination Date.

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          Pursuant to his employment agreement, Mr. Feinstein also received a nonstatutory stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $3.00 per share (which represented the fair market value on the date of grant), vesting one-fifth on the date of grant and one-fifth on each of the next four anniversary dates. In addition, Mr. Feinstein was granted a stock option to purchase up to 100,000 shares of Common Stock at $3.00 per share (which represented the fair market value on the date of grant), subject to a vesting schedule that is based on the achievement of certain financial performance objectives by the Company. Upon a change in control of the Company, (i) the stock option for 150,000 shares described above would be accelerated and deemed to be vested and (ii) the stock option for 100,000 shares described above would also be accelerated and deemed to be vested, provided that the Company has achieved a certain level of profitability for the four quarters preceding such change in control. Notwithstanding the foregoing, in the event that there is a change in control prior to August 27, 1995 and no options are then exercisable, the option covering 100,000 shares will become immediately exercisable with respect to 50,000 shares.

          The Company also granted to Mr. Feinstein the following options for his service as a director of the Company, each of which options is currently fully-vested: options to purchase 1,001 shares at $2.42 per share granted on January 1, 1990; options to purchase 4,500 shares at $10.00 per share granted on January 9, 1991; and options to purchase 3,000 shares at $14.375 per share granted on January 9, 1992.


Item 7.   Material to be filed as Exhibits
          --------------------------------

     The following is a list of exhibits to this Schedule 13D. The following exhibits have, as indicated below, previously been filed by and on behalf of the Company with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.

          Exhibit 1.     Nonqualified Stock Option Agreement between the Company
          ---------      and Mr. Feinstein, dated as of January 2, 1990.

                         (Filed with the Company's 10-Q for the quarter ended June 30, 1990)

          Exhibit 2.     Amended Employment and Noncompetition Agreement between
          ---------      Mr. Feinstein and the Company, dated August 27, 1992.

                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 3.     Secured Promissory Note between Mr. Feinstein and the
          ---------      Company, dated September 1, 1992.

                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 4.     Security and Pledge Agreement between Mr. Feinstein and
          ---------      the Company, dated September 1, 1992.

                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 5.     Nonstatutory Stock Option Agreement, as amended,
          ---------      between Mr. Feinstein and the Company, dated
                         August 27, 1992.

                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 6.     Special Non-Statutory Stock Option Agreement, as
          ---------      amended, between Mr. Feinstein and the Company, dated
                         August 27, 1992.

                         (Filed with the Company's 10-K for the year ended December 31, 1992)

          Exhibit 7.     Non-Statutory Stock Option Agreement between Mr.
          ---------      Feinstein and the Company, dated February 11, 1994.

                         (Filed with the Company's 10-Q for the quarter ended March 31, 1994)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Ronald Feinstein
                                        --------------------
                                        Ronald Feinstein
Dated: November 16, 1994